Heineken Holding N.V.

RECEIVED

2004 SEP 20 A 10:02

OFFICE OF INTERNATIONAL
CORPORATE FINANCE

Tweede Weteringplantsoen 5
1017 ZD Amsterdam
The Netherlands
phone +31 (0)20 622 1152
fax +31 (0)20 625 2213

United States Securities and Exchange
Commission
Office of International Corporate Finance
450 Fifth Street, N.W.
WASHINGTON DC 20549
USA

RECEIVED
2004 SEP 17 P 2:23
OFFICE OF INTERNATIONAL
CORPORATE FINANCE

date 9 September 2004

04036956

SUPPL

Re: File No. 82-5149

Dear Sir/Madam,

Enclosed please find the following publications of Heineken Holding N.V.

- Press-information dated 8 September 2004
- Interim-dividend announcement dated 8 September 2004

These publications are filed in relation with the exemption under Rule 12g3-2(b) of Heineken Holding N.V.

Should you have any questions, feel free to call.

Yours sincerely,

HEINEKEN HOLDING N.V.

PROCESSED
SEP 22 2004
THOMSON
FINANCIAL

J. Buijs

dlw 9/20

Encls.

Announcement **File N. 82-5149**

HEINEKEN HOLDING N.V.

registered in Amsterdam

The Board of Directors of Heineken Holding N.V. hereby gives notice of the decision to distribute an interim dividend of €0.16 per class 'A' and class 'B' share of €2 par value for the financial year 2004.

The interim dividend, less 25% dividend withholding tax, will be made payable with effect from 21 September 2004 at ABN AMRO Bank N.V., Amsterdam and will be made available to shareholders through the depositary institutions holding their shares after the closing of the Amsterdam stock exchange (Euronext Amsterdam N.V.) on 8 September 2004.

Amsterdam, 8 September 2004

File No. 82-5149

Heineken Holding N.V.

press-information

Amsterdam, 8 September 2004

Significant progress in building platform for future growth
Heineken Holding reports 6% organic net profit growth in H1 2004

Heineken Holding N.V. today announced a robust performance for the first half of 2004. This is in line with market expectations.

- The result of Heineken Holding N.V.'s participating interest in Heineken N.V. for the first half of 2004 turned out at €147 million.
- 6% organic net profit growth[1].
- Sales of the Heineken brand in the premium segment were up 5.8%, rising to 9.5 million hectolitres.
- Net profit of Heineken N.V., before exceptional items and amortisation of goodwill, was down 4.5%, in line with the forecast of February 2004, mainly reflecting the negative exchange effect of €46 million. Net profit was 27% lower at €293 million due to weaker currencies, an exceptional gain in 2003 and a higher goodwill charge.
- Group volume grew strongly (+20%) to 54.4 million hectolitres, substantially increasing Heineken's share of the world beer market.
- Sales volumes in the USA rose 9%, further advancing Heineken's market share in the import segment.
- Integration of Brau Union is progressing as planned and in the first half of 2004 has delivered gross synergy gains of €8 million before €2 million non-recurring restructuring costs. For the full year of 2004 gross synergy gains of €25 million and related non-recurring restructuring costs of €10 million are expected.
- Robust cash generation was achieved through improved working capital management and stricter capital expenditure control.

Heineken Holding N.V. engages in no activities other than its participating interest in Heineken N.V. and the management and supervision of and provision of services to that company.

According to the statutes of Heineken Holding N.V. the two companies pay an identical dividend. An interim dividend of €0.16 per share of €1.60 nominal value will be paid on 21 September 2004. Heineken Holding N.V. shares will be quoted ex dividend from 9 September 2004.

[1] Profit excluding the effects of currency movements, acquisitions, exceptional items and amortisation of goodwill. See explanation in chapter '6% organic growth in operating result' on page 7.

Notes to Heineken Holding N.V.'s interim figures for 2004

Organic turnover growth[1] of 3.6% reflecting higher sales volume and improved sales mix

Net turnover[2] rose by 11.3% to €4,831 million in the first half of 2004. Organic net turnover growth accounted for 3.6% (1.6% price/mix and 2.0% organic volume growth) and first-time consolidations accounted for 11.6% of turnover growth. The principal first-time consolidations are:

- BBAG in Central Europe as from 1 October 2003,
- CCU in Chile and Karlovacka in Croatia both as from 1 April 2003,
- Several beverage wholesalers in Europe.

Heineken also increased its stake in BBAG from 60.3% to 100% and its stake in Dinal (Kazakhstan) from 51% to 97% in the first half of 2004.

The strength of the euro against the US dollar, the Nigerian naira, the Polish zloty, the Egyptian pound and the Singapore dollar had a negative effect on net turnover of 3.9%.

Heineken increases global market share

Group volume[3] rose by 9.1 million hectolitres (20%) to 54.4 million hectolitres in the first half of 2004. This growth was significantly stronger than the growth of the world beer market, estimated at 2% in the first half of 2004.

Organic growth in beer sales volume accounted for 4% of the increase of group sales volume, with new acquisitions accounting for 16%. Strong organic growth in sales volume was reported in the USA, Nigeria, Russia, and the Far East, but this was offset to some extent by lower sales in the Netherlands and Italy.

Heineken brand drives improvement in sales mix

Sales of Heineken beer in the countries where the Heineken brand is positioned in the premium segment increased 5.8% in the first half of 2004 to 9.5 million hectolitres. The fastest growth was recorded in the USA, Poland, Russia, Spain, France, Chile, Argentina and the Far East. Global sales of Heineken beer (including the Netherlands) were 4.6% higher at 11.2 million hectolitres.

Amstel volume increased

Amstel volume rose from 5.1 million hectolitres to 5.3 million hectolitres, reflecting stronger sales in Africa and the Middle East and 7% growth in Amstel Light sales volume in the USA.

---

[1] Net turnover excluding the effects of currency movements and acquisitions.
[2] With the introduction of new reporting rules in the Netherlands, net turnover for the first half year of 2003 has been restated to facilitate comparison.
[3] Group volume = beer volume sold by consolidated companies and Heineken beers brewed under licence and sold by third parties. Sales by companies consolidated for the first time are included as from their inclusion in the consolidation.

Review by region

Western Europe
The weak economy in Western Europe translated into further growth in demand for low-priced beers and lower on-trade traffic. Fierce competition constrained price increases in the off-trade retail channel. In this environment, the operating result (excluding exceptional items and amortisation of goodwill) declined slightly to €289 million (2003: €293 million). Net turnover after interregional sales eliminations was stable at €2,593 million (2003: €2,590 million). Total sales in Western Europe in the first half of 2004 amounted to 21.6 million hectolitres compared with 21.9 million hectolitres in the same period in 2003.

Heineken's results in the Netherlands improved, despite lower sales volume in a declining beer market thanks to substantial savings in staff costs. Staffing levels were reduced by 462 FTEs (–8.2%) compared with the first half of 2003. The reorganisation projects which started in 2003 are progressing well and will be completed on schedule in 2005.

The results in France were higher than in the same period of last year reflecting a better sales mix and slightly higher sales volume. Sales volume of Heineken beer increased by 4% in a market which declined by over 3%.

Sales volume in Spain was stable. The Heineken brand developed well and sales volume of Cruzcampo also increased. Staffing levels were reduced as part of the current restructuring exercise. The results were lower than in the first half of 2003 reflecting increased investment in marketing. In addition, Heineken has decided to build a new brewery outside Seville with a capacity of 4.5 million hectolitres, to replace the old brewery in the city centre.

Sales and profits in Italy were lower compared with the first half of 2003 mainly due to the poor weather and the weak economy. Heineken Italy was able to increase its market share thanks to the growth of the Birra Moretti brand.

Better pricing and a better sales mix yielded improved results in Greece. Despite poor weather and a drop in tourism, sales volumes were stable mainly due to stock building in advance of the Olympic Games.

Central and Eastern Europe
The operating result (excluding exceptional items and amortisation of goodwill) in Central and Eastern Europe in the first half of 2004 increased from €25 million to €76 million compared with the first 6 months of last year. Total beer sales in Central and Eastern Europe rose from 8.6 million hectolitres in the first six months of 2003 to 14.8 million hectolitres in the same period this year, mainly due to the first-time consolidation of BBAG. Sales volumes also grew organically due to higher volumes in Russia and Poland.

Heineken's acquisition of BBAG in 2003 made it the largest brewer in Central Europe. BBAG has been included in the consolidation since 1 October 2003. In the first half of 2004 Heineken increased its stake in BBAG from 60.3% to 100%. The integration of BBAG activities into Heineken's existing operations will generate significant cost and revenue synergies. The

integration of the organisations of BBAG and Heineken into Brau Union is almost fully complete. Brand portfolios have been integrated and the Heineken brand is now included in all portfolios in all markets. As part of the activities to unlock synergies, so far six breweries have been closed or divested. In the first half of 2004 the integration of Brau Union has delivered gross synergy gains of €8 million before €2 million non-recurring restructuring costs. For the full year of 2004 gross synergy gains of €25 million and related non-recurring restructuring costs of €10 million are expected. Sales of Heineken beer through Brau Union's distribution network increased as planned.
In Austria the beer market declined as a result of poor weather and the weak economy but the market share was maintained. Brau Union Austria increased its investment in marketing.

The Zywiec Group in Poland achieved a substantially improved result, due to higher like-for-like sales volume and further cost savings. Sales of the Heineken brand rose by 41%. In 2003, the brewery in Braniewo was closed and the brewery in Rzeszów and its brands were sold creating cost-synergies in the first half of 2004 as a result. The closure of the brewery in Warsaw was announced in the first half of 2004.

In Russia, Heineken improved its result with sales volume up 18% and sales of locally produced Heineken beer performing particularly well. Heineken's position in Russia was further strengthened in August 2004 with the acquisition of the Shikhan and Volga breweries, making Heineken the third largest brewer in this fast-growing market.

The Americas
First-time consolidation of CCU in Chile and increased sales in the USA boosted beer sales in the Americas from 5.0 million hectolitres to 7.0 million hectolitres, raising net turnover from €669 million to €709 million in the first six months of 2004 compared with the same period of last year. The operating result (excluding exceptional items and amortisation of goodwill), however, fell from €164 million to €136 million, reflecting the dollar's weakness against the euro.

In the United States, the result on a constant-currency basis was higher, but the weak dollar meant that this produced a lower result in euros. Heineken and Amstel Light sales volume in the USA rose by 8% and 7%, respectively. Total depletions were up 5%. Heineken and FEMSA Cerveza, Mexico, have reached a three-year agreement that will make Heineken USA the sole and exclusive importer, marketer and seller of FEMSA's beer brands in the United States. Heineken USA will benefit from the resulting economies of scale and the broader portfolio of brands, which will allow it to strengthen its positions in the import segment. FEMSA's brands will also help Heineken to take a larger share of the Hispanic market, the fastest-growing demographic group in the USA.

Beer sales were higher in Chile and especially Argentina. The Heineken brand also performed strongly in these two countries. CCU, which was included in the consolidation as from 1 April 2003, again reported higher profits.

Asia/Pacific

Net turnover in the region rose from €222 million in the first half of 2003 to €231 million in the first half of 2004, with sales volume increasing from 4.1 million hectolitres to 4.5 million hectolitres. The operating result in euros (excluding exceptional items and amortisation of goodwill) advanced from €20 million to €30 million, despite the lower exchange rates of the local currencies against the euro.

In China, the world's biggest beer market, volumes recovered after the Sars epidemic in 2003. In the first half year of 2004 Heineken merged its import business with the existing brewing operations of Asian Pacific Breweries to form Heineken Asia Pacific Breweries China. Heineken APB China oversees all activities and operations in China and is the vehicle for all investment, merger and acquisition activity in that country. Local production of Heineken beer in Shanghai started in April 2004 and sales volume is developing well. Hainan Brewery returned to a positive operating result. Heineken APB China further reinforced its market position in early 2004 by acquiring a participating interest in Kingway Brewery (formerly known as Guangdong Brewery).

Sales volume in Vietnam increased by 8% compared with the corresponding period of last year. Sales volume in Cambodia was 36% higher and the breweries in New Zealand, Papua New Guinea and Thailand performed well.

In Australia, Heineken embarked on a partnership with Lion Nathan Australia which handles the sales and distribution of the Heineken brand.

Africa and Middle East

The operating result (excluding exceptional items and amortisation of goodwill) in the Africa and Middle East region amounted to €70 million in the first half of 2004, compared with €91 million in the same period of 2003, largely due to the costs related with the closure of a brewery in Nigeria and the weaker Nigerian naira. Sales volume in the region rose from 6.0 million hectolitres to 6.6 million hectolitres but net turnover fell from €429 million to €421 million.

Sales volume in Nigeria was up by 14% in the first six months of the year, but results were lower. The improvements due to price increase and better sales mix were unable to fully offset the naira's weakness against the euro, the higher depreciation related to the greenfield brewery in Ama in its first full year of operation and restructuring costs. Nigerian Breweries has embarked on an extensive cost-reduction programme, which includes closure of the brewery in Enugu (since the new brewery in Ama has opened) and a reduction in staffing levels. With the expanded capacity, the brewery resumed exports to surrounding countries and Europe.

In South Africa, Brandhouse, the new sales, marketing and distribution joint-venture between Heineken, Diageo and Namibia Breweries, commenced operations in 2004.

Al Ahram in Egypt posted higher profits reflecting growth in its beer sales. Sales of Fayrouz, the non-alcoholic malt drink, were temporarily held back by a substantial price increase at the end of 2003.

Exchange rate movements
By hedging its exposure to the US dollar, Heineken delays the impact on the group's results of movements in that currency against the euro. Thanks to this policy, the effects of the dollar's present weakness against the euro have largely been deferred until 2004 and 2005. The strength of the euro against the US dollar and against other currencies reduced the operating result by €67 million and €12 million respectively in the first six months of 2004. The average euro/dollar exchange rate in the period under review was US$1.135 compared with US$0.96 in the same period in 2003.

Heineken estimates that the adverse impact of the dollar exchange rate for the full year will amount to €124 million on operating profit and €81 million on net profit, assuming a spot rate of US$1.205 to the euro (the spot rate on 6 September 2004) for the unhedged 5% of the net cash inflow of US$800 million. The effect of other exchange rates on the full-year result will depend on how these rates develop in the rest of the year.

Heineken expects a net dollar inflow of US$800 million for 2005. Currency hedges are in place for 54% of this inflow at an average hedge rate of US$1.23.

Reporting changes
As from 2003, goodwill is capitalised and amortised over a maximum of 20 years, instead of charged directly to equity as in the past. 2004 is the first year in which the full annual amortisation of the goodwill of BBAG impacts on Heineken Holding's profit and loss account. Amortisation of goodwill increased to €43 million in the first half of 2004 compared with €5 million in the same period last year.

As from 2003, excise duties and certain selling expenses are deducted from net turnover. The relevant figures for the first half of 2003 have been restated for comparison purposes. The effect of this change is to reduce the reported net turnover in the first half of 2003 by €270 million to €4,342 million. This change has no effect on the reported operating result or net profit.

As from 2004 Heineken Holding applies IAS 19 in respect of retirement benefits. An employee benefits obligation is recognised on the balance sheet amounting to €714 million net of the subordinated loan (€160 million) that was granted to the Dutch pension fund in 2003. The one-off decrease of shareholders' equity amounts to €97 million while existing provisions decreased with €681 million. Pension costs in the first six months of 2004 were the same as in the first half of 2003. If Heineken Holding had applied IAS 19 in the first half of 2003 staff costs would have been €13 million higher than reported in that period.

Heineken Holding will apply the IFRS in full in 2005. This change will relate mainly to the valuation of tangible fixed assets at historical cost and the valuation of all financial instruments in the balance sheet at fair value.

6% organic growth in operating result

Organic growth in operating result (excluding first-time consolidations, amortisation of goodwill, exchange effects and exceptional items) amounted to 6.1%, but the reported operating result was down 4.9%, from €588 million to €559 million.

	in millions of euros	Change
2003H1		
Operating profit	588	
Amortisation of goodwill	5	
Operating profit (beia)	593	
2004H1		
Exchange rate effects	–79	–13.3%
First-time consolidations	52	+8.8%
Organic operating profit growth	36	+6.1%
Operating profit (beia)	602	+1.5%
Amortisation of goodwill	–43	
Operating profit	559	–4.9%

The operating result excluding the increase in amortisation of goodwill (€38 million) was 1.5% higher, up from €593 million to €602 million. The operating result excluding amortisation of goodwill as a percentage of net turnover decreased from 13.7% in 2003 to 12.5% in 2004, due to the effect of first-time consolidations and adverse exchange effects.

The operating result before interest, tax, depreciation and amortisation of intangible fixed assets (EBITDA) increased by €68 million to €943 million. EBITA in the first half of 2004 was €618 million, compared with €602 million in the first half of 2003.

Marketing and selling costs as a percentage of net turnover decreased from 13.3% to 12.8% due to a lower than average spend at newly consolidated companies and more efficient use of funds. Raw materials and packaging costs were stable on a like-for-like basis. Staff costs on the same basis were 0.8% higher, the net effect of successful reorganisation programmes in Europe and rising staff numbers in growing beer markets in developing countries. The effect of the introduction of IAS 19 on pension costs was negligible. Depreciation charges on a like-for-like basis were 6.6% higher, mainly because the greenfield breweries in Nigeria and Vietnam are operational for their first full year.

Results of non-consolidated participating interests were down from €91 million in the first half of 2003, which included a net exceptional gain of €71 million on the sale of a minority holding, to €32 million in the first half of this year, which included an exceptional gain of €17 million on the sales of shares in Whitbread Plc.

In the second half of 2004, Heineken N.V. will review the valuation of its investment in Brazilian brewing company Cervejarias Kaiser, a subsidiary of Molson Inc.

Although the final outcome of the review is not yet available, Heineken expects to take an impairment charge on its 20% stake in Kaiser. This stake is carried at original cost of acquisition and has a current book value of €190 million.
The final amount of the impairment charge will be based on Heineken's assessment of the future profitability of Kaiser. The impairment will be charged to the profit and loss account as a non-cash exceptional item in the second half of 2004 and has no impact on the organic growth rate of Heineken's results. If the calculation of the decrease in value would be based solely on the impact of the drop in value of the real against the euro, the impairment charge would amount to €85 million.

Net interest expense rose from €63 million to €87 million, mainly reflecting additional interest expense on loans raised to finance acquisitions, interest charges related to the debt of first-time consolidations and lower interest income on the reduced cash balances. The increase in interest charges was partly mitigated by the company's improved cash flow.

The average effective tax rate fell from 35.8% in the first six months of 2003 to 35.3% in the same period this year, due primarily to a lower tax rate at BBAG. The effective tax rate represents income tax as a percentage of operating result plus amortisation of goodwill and less interest expense.

Net profit of Heineken N.V. (excluding exceptional items and amortisation of goodwill) amounted to €319 million in the first half of 2004, compared with €334 million in 2003.

	in millions of euros	Change
2003H1		
Net profit Heineken N.V.	400	
Exceptional items	–71	
Amortisation of goodwill	5	
Net profit Heineken N.V. (beia)	334	
2004H1		
Exchange rate effects	–46	–13.8%
First-time consolidations	11	+3.3%
Organic net profit growth	20	+6.0%
Net profit Heineken N.V. (beia)	319	–4.5%
Exceptional items	17	
Amortisation of goodwill	–43	
Net profit Heineken N.V.	293	–26.8%

Organic growth in net profit (excluding first-time consolidations, amortisation of goodwill, exchange effects and exceptional items) amounted to 6%. Net profit of Heineken N.V. was €107 million lower at €293 million.

Net earnings per share turned out at €0.60, compared with €0.82 in the first half of 2003. Cash earnings per share (excluding amortisation of goodwill and exceptional items) amounted to

€0.65, as against €0.68 in the first half of 2003. Earnings per share for 2003 have been restated to reflect the 5:4 share split in 2004.

Exceptional items

In the first six months of 2004 an exceptional net book profit of €17 million was realised on the sale of shares in Whitbread Plc. In the first half of 2003 a net book profit of €71 million on the sale of a minority participating interest in Quilmes was reported as an exceptional item.

Balance sheet and cash flow

Cash flow from operations increased from €706 million in the first half of 2003 to €753 million in 2004. As a result of the increased focus on cash generation, investments in net working capital remained stable and capital expenditure fell from €380 million to €335 million, despite the 20% increase in the sales volume. Heineken expects to invest around €750 million in tangible fixed assets over the full year.

A total of €899 million was spent on acquiring breweries and beverage wholesalers, most notably the successful public offer for BBAG and Brau Union free-float shares in Austria. Total goodwill of €617 million was capitalised in respect of first-time consolidations.

Shareholders' equity increased by €21 million, reflecting the combined effect of net profit for the period of €147 million, revaluations of €1 million, exchange rate movements of €17 million, a dividend distribution of €47 million and the negative effect of the implementation of IAS 19 relating to employee benefits of €97 million. Shareholders' equity per share amounted to €6.55 as at 30 June 2004 compared with €6.46 as at 30 June 2003, (restated for the 5:4 share split in 2004).
The decrease in minority interests in group equity reflects the successful public offer for free-float shares in Austria, which was largely financed from the available cash resources.

With interest-bearing debt of €3,939 million and cash and securities of €700 million, the net debt position as at 30 June 2004 was €3,239 million, compared with €2,345 million as at 31 December 2003.

Interim dividend

An interim dividend of €0.16 per share of €1.60 nominal value will be paid on 21 September 2004. The ex-dividend date for Heineken Holding shares is 9 September 2004.

Full-year profit outlook

Heineken reiterates that for the full year of 2004 it expects organic net profit growth[1]. However, given the high benchmark set by last year's excellent summer in Europe, the organic growth rate will inevitably be lower in the second half of the year compared with that of the first half of 2004. Higher sales volume of the Heineken brand in the premium segment of the world beer market will mean a further improvement of the sales mix. There is scope for further expansion of sales particularly in markets outside Western Europe. Heineken also expects a positive contribution to the result from recent acquisitions, before amortisation of goodwill.

[1] Profit excluding the effects of currency movements, acquisitions, exceptional items and amortisation of goodwill.

Heineken Holding N.V.

press-information

As stated in February 2004, Heineken's net profit in 2004 will be materially affected by adverse exchange rates. These effects will outweigh the predicted organic profit growth and the contributions to results by the new acquisitions, translating into a decrease in net profit for the full year.

In the second half of 2004, Heineken N.V. will review the valuation of its 20%- participating interest in Kaiser. The expected impairment will be charged to the profit and loss account as a non-cash exceptional item in the second half of 2004 and has no impact on the organic growth rate of Heineken's results.

Press information:
Véronique Schyns
Tel: +31 20 523 9606
e-mail: press@heineken.com

Investor and analyst information:
Jan van de Merbel
Tel: +31 20 523 9590
e-mail: investors@heineken.com

The press conference will be broadcast live via the website today from 09.30 (CET). The presentation for analysts can be seen live from 12.30 (CET). The analysts' conference call will be held at 16.00 (CET) and will be broadcast live via the website. The three presentations can be monitored live on www.heinekeninternational.com, from which they can be downloaded afterwards.

HEINEKEN HOLDING N.V.

Consolidated profit and loss account 1 January – 30 June*
in millions of euros

	2004		2003**	
Net turnover		**4,831**		**4,342**
Raw materials, consumables and services	2,935		2,622	
Staff costs	953		845	
Amortisation/depreciation and value adjustments	384		287	
Total operating expenses		4,272		3,754
Operating profit		**559**		**588**
Results of non-consolidated participating interests		32		91
Interest		–87		–63
Profit on ordinary operations before tax		504		616
Taxation		–182		–190
Group profit on ordinary operations after tax		322		426
Minority interests in the profit of group companies of Heineken N.V.		–29		–26
Net profit of Heineken N.V.		**293**		**400**
Minority interests in the profit of Heineken N.V.		-146		-200
Net profit of Heineken Holding N.V.		**147**		**200**
Net profit of Heineken Holding N.V. (excluding exceptional items and amortisation of goodwill)		**160**		**167**

Raw material, consumables and services	**2004**	**2003****
Raw materials	343	296
Packaging	569	513
Goods for resale	549	504
Marketing and selling expenses	617	580
Transport costs	249	218
Energy and water	87	78
Repair and maintenance	116	92
Other expenses	405	341
	2,935	**2,622**

* Unaudited

** 2003 net turnover and costs restated

Tweede Weteringplantsoen 5 - 1017 ZD Amsterdam - The Netherlands
phone +31 (0)20 622 1152 - fax +31 (0)20 625 2213
Registered Office at Amsterdam, Chamber of Commerce Amsterdam, No. 33078624

HEINEKEN HOLDING N.V.
Segment information by region*
in millions of euros

	30 June 2004	30 June 2003**	Full year 2003
Net turnover			
Western Europe	3,133	3,208	6,560
Central and Eastern Europe	883	447	1,145
The Americas	709	669	1,501
Africa and Middle East	421	429	876
Asia/Pacific	231	222	467
Eliminations	-546	-633	–1,294
Net turnover	4,831	4,342	9,255
Operating result			
Western Europe	281	291	584
Central and Eastern Europe	49	25	83
The Americas	129	161	358
Africa and Middle East	70	91	149
Asia/Pacific	30	20	48
Total	559	588	1,222
Operating result (excluding exceptional items and amortisation of goodwill)			
Western Europe	289	293	667
Central and Eastern Europe	76	25	93
The Americas	136	164	369
Africa and Middle East	71	91	150
Asia/Pacific	30	20	48
Total	602	593	1,327
Total assets* **			
Western Europe	4,980	5,040	4,650
Central and Eastern Europe	3,503	1,068	2,801
The Americas	1,228	1,289	1,186
Africa and Middle East	1,093	1,014	1,006
Asia/Pacific	413	457	409
	11,217	8,868	10,052
Invested cash	27	104	846
Total assets as shown in the balance sheet	11,244	8,972	10,898

* Unaudited
** 2003 net turnover restated*** 2003 assets restated for allocation of goodwill by region

Heineken Holding N.V.

press-information

HEINEKEN HOLDING N.V.

Movements in shareholders' equity 1 January – 30 June*

in millions of euros

Shareholders' equity	**2004**	**2003****
Position as at 1 January	1,584	1,319
Revaluations/exchange rate movements	18	–33
Net profit for first half-year	147	200
Dividend	–47	–47
Accounting policy change IAS 19 Employee benefits	–97	–
Position as at 30 June	1,605	1,439

Minority interests in Heineken N.V.	**2004**	**2003**
Position as at 1 January	1,583	1,319
Revaluations/exchange rate movements	18	–33
Net profit for first half-year	146	200
Dividend	–47	–47
Accounting policy change IAS 19 Employee benefits	–96	–
Position as at 30 June	1,604	1,439

* Unaudited

** 2003 restated

HEINEKEN HOLDING N.V.

Consolidated cash flow statement 1 January – 30 June*

in millions of euros

		2004		2003
Operating profit		560		588
Earnings of non-consolidated participating interests		15		20
Depreciation and value adjustments		324		273
Amortisation of goodwill and other intangible fixed assets		59		14
Movements in provisions		–21		–9
Movements in employee benefits		–1		0
Movements in working capital		–183		–180
Cash flow from operations		753		706
Interest paid and received		–66		–55
Taxation paid on profits		–160		–136
Cash flow from operating activities		527		515
Dividends paid		–136		–136
Cash flow from operating activities less dividends paid		391		379
Cash flow from investing activities				
Intangible fixed assets	–9		–8	
Tangible fixed assets	–335		–380	
Consolidated participating interests	–868		–599	
Non-consolidated participating interests	–31		22	
Result on participating interests disposed of	17		71	
Other financial fixed assets	–9		–31	
		–1,235		–925
Cash flow from financing activities		–57		232
Net cash flow		–901		–314
Other cash movements:				
Changes in the consolidation		0		71
Exchange differences		–8		11
Movement in net cash		–909		–232

	30 June 2004	31 December 2003
The net cash position is made up of:		
Cash and securities	700	1,416
Bank overdrafts	–872	–679
	–172	737

* Unaudited

Disclaimer

This press release contains forward-looking statements with regard to the financial position and results of Heineken's activities. These forward-looking statements are subject to risks and uncertainties that could cause actual results to differ materially from those expressed in the forward-looking statements. Many of these risks and uncertainties relate to factors that are beyond Heineken's ability to control or estimate precisely, such as future market and economic conditions, the behaviour of other market participants, changes in consumer preferences, the ability to successfully integrate acquired businesses and achieve anticipated synergies, costs of raw materials, interest-rate and exchange-rate fluctuations, changes in tax rates, changes in law, pension costs, the actions of government regulators and weather conditions. These and other risk factors are detailed in Heineken's publicly filed annual reports. You are cautioned not to place undue reliance on these forward-looking statements, which are only relevant as of the date of this press release. Heineken does not undertake any obligation to publicly release any revisions to these forward-looking statements to reflect events or circumstances after the date of these statements. Market share estimates contained in this press release are based on outside sources, such as specialised research institutes, in combination with management estimates.